Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr August 11, 2011

TSAKOS ENERGY NAVIGATION ANNOUNCES $20.0 MILLION SHARE

REPURCHASE PROGRAM

ATHENS, GREECE – August 11th, 2011 - Tsakos Energy Navigation Limited (TEN) (NYSE:TNP) announced today that its Board of Directors has authorized a new share repurchase program on the Company’s common shares allocating up to $20 million for purchases in the open market and in other transactions. The timing of any share purchases, the prices and the exact number of shares to be purchased will be dependent on market conditions. This is the fifth share repurchase program TEN’s Board has authorized since the initiation of the programs in 2005.

Since the listing in the NYSE in March of 2002 the Company has generated approximately $1 billion in net income and has expanded its fleet from 26 to 50 vessels becoming one of the largest transporters of energy in the world. In the same period and prior to the announcement of this new program TEN has repurchased shares worth $82.58 million and paid dividends every year without any interruption in excess of $340 million to its shareholders. The last quarterly dividend payment of $0.15 per share was distributed on August 10, 2011 and it translates into an annualized yield of 8.5% based on the share closing price of $7.04 on August 9, 2011.

“Since we initiated our buyback programs in 2005 we have invested over $80 million in repurchasing our stock. Furthermore, as firm believers in the Company’s ability to enhance its shareholders value, management and the founders (or the insiders) of TEN continue to buy shares in the Company as their reported shareholding demonstrates, having raised their ownership in TEN from 31.2% after the NYSE listing in 2002 to over 35% at present,” stated George Saroglou, Chief Operating Officer of TEN. “While we remain committed to invest selectively in assets that meet our standards for attractive return, we believe that at current trading levels our dividend paying stock represents remarkable value and redeployment of available cash to buy back shares is an appropriate use of capital that enhances shareholder value. This new program reflects our confidence in our company’s long term prospects, along with our ability to generate strong cash flows even during these challenging times and to continue rewarding our shareholders with a sustainable and attractive dividend,” Mr. Saroglou concluded.

ABOUT TSAKOS ENERGY NAVIGATION

To date, TEN’s pro forma fleet consists of 50 double-hull vessels of 5.4 million dwt that includes two DP2 shuttle tankers currently under construction totaling 314,000 dwt. TEN’s balanced fleet profile is reflected in 23 crude tankers ranging from VLCCs to aframaxes and 26 product carriers ranging from aframaxes to handysize and one LNG carrier.

Visit our company website at: http://www.tenn.gr

TEN’s current newbuilding program:

Suezmax	DWT	Hull Type / Design	Expected Delivery
1. Suezmax DP2	157,000	DH	Q4 2012
2. Suezmax DP2	157,000	DH	Q1 2013

DH: Double Hull

TEN’s employment profile (operating fleet):

Type of Employment	Vessels
Period Employment – Fixed, fixed w/profit share & min max	29
CoA – market related	1
Pool – market related	6
Spot – market related	12

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information, please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou, COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Biraj Gyawali

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

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